                          [LETTERHEAD OF RUTAN & TUCKER, LLP]

LARRY A. CERUTTI
Direct Dial: (714) 641-3450
E-mail: lcerutti@rutan.com         November 22, 2005


VIA FEDEX AND
-------------
EDGAR CORRESPONDENCE
--------------------

Jennifer Hardy, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Pacific Ethanol, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed on November 1, 2005
          File No. 333-127714
          -----------------------------------------------------

Dear Ms. Hardy:

     This letter responds to the comments of your letter dated November 10, 2005 relating to Pacific Ethanol, Inc. (the "Company"), a copy of which letter is enclosed for your convenience.

     The enclosed clean and marked-to-show-changes copies of Amendment No. 2 to the Company's Registration Statement on Form S-1, Reg. No. 333-127714 (the "Registration Statement") contain revisions that are directly in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter of November 10, 2005, together with the Company's responses in regular font immediately following each reproduced comment. The Company's responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of November 10, 2005. We have indicated below whether the comment has been responded to in the Registration Statement or the reasons why the Company believes a response is either inapplicable or inappropriate. The page numbers referenced below correspond to the MARKED versions of the documents enclosed herewith.

General
-------

1. PLEASE NOTE THAT THE FINANCIAL STATEMENTS MUST BE UPDATED IF THE REGISTRATION STATEMENT IS NOT DECLARED EFFECTIVE BY NOVEMBER 14, 2005.

     Financial statements and financial information with regard to the nine months ended September 30, 2005 have been included in the Registration Statement pursuant to Rule 3-12 of Regulation S-X.

Jennifer Hardy, Esq.
November 22, 2005
Page 2


Use of Proceeds, page 22
------------------------

2. PLEASE DISCLOSE THE AMOUNT OF PROCEEDS YOU WILL RECEIVE UPON EXERCISE OF ALL OF THE WARRANTS AND YOUR INTENDED USE OF THESE PROCEEDS.

     The Company has included additional disclosure in the Use of Proceeds section on page 18 of the Registration Statement to disclose the amount of proceeds it will receive upon exercise of all of the warrants and its intended use of such proceeds.

Selling Security Holders, page 66
---------------------------------

3. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 24. PLEASE CLARIFY WHETHER THERE ARE ANY MATERIAL RELATIONSHIPS BETWEEN YOU OR YOUR AFFILIATES AND ANY OF THE PLACEMENT AGENTS.

     The Company has revised its disclosure in the Selling Security Holder section on pages 78, 84 and 85 of the Registration Statement to clarify and/or disclose the material relationships between the Company or its affiliates and any of the placement agents.

Plan of Distribution, page 75
-----------------------------

4. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 28. IF A SELLING STOCKHOLDER IS AN AFFILIATE OF A BROKER-DEALER, PROVIDE THE FOLLOWING REPRESENTATIONS IN THE
     PROSPECTUS: (1) THE SELLER PURCHASED IN THE ORDINARY COURSE OF BUSINESS, AND (2) AT THE TIME OF THE PURCHASE OF THE SECURITIES TO BE RESOLD, THE SELLER HAD NO AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THE SECURITIES. WE NOTE THAT THIS LANGUAGE WAS INCLUDED IN YOUR FIRST FILING.

     The Company has revised its disclosure in the Selling Security Holder section on page 79 of the Registration Statement to include the following:

          "Each of the selling security holders, including the selling security holders identified above, has represented to us that it is not acting as an underwriter in this offering, any warrants it received whose underlying shares are offered under this prospectus, and other shares of common stock offered under this prospectus, were received only in the ordinary course of business, and at the time of such receipt and through the effective date of the information contained in the selling security holder table, it had no agreements or understandings, directly or indirectly, with any person to distribute the warrants, the underlying shares or other shares of common stock offered under this prospectus."

Jennifer Hardy, Esq.
November 22, 2005
Page 3


Financial Statements
--------------------

5. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 33. PLEASE PROVIDE A REVENUE RECOGNITION ACCOUNTING POLICY DISCLOSURE IN THE FOOTNOTES TO THE 6/30/05 FINANCIAL STATEMENTS. SPECIFICALLY ADDRESS THE REGISTRANT'S VARIOUS, MATERIAL REVENUE GENERATING TRANSACTIONS. ALSO, DISCLOSE THE PRIMARY FACTORS CONSIDERED BY MANAGEMENT IN DETERMINING THAT THE KINERGY REVENUES SHOULD BE RECORDED GROSS IN THE FINANCIAL STATEMENTS. STATE HEREIN HOW MANAGEMENT HAS DETERMINED THAT THE REGISTRANT IS THE PRIMARY OBLIGOR IN THE KINERGY TRANSACTIONS. IN THIS REGARD, PLEASE DISCLOSE WHETHER THE REGISTRANT, AND NOT ITS SUPPLIERS, IS RESPONSIBLE FOR CUSTOMER CLAIMS RESULTING FROM ERRORS IN SPECIFICATIONS, PRODUCT QUALITY, DELIVERY, RETURNS/REFUND ISSUES.

     The Company has provided additional disclosure in Note 1 of the financial statements commencing on page F-11 to provide a revenue recognition accounting policy disclosure. In addition, the Company has provided additional consistent disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations commencing on page 33 of the Registration Statement to include a revenue recognition critical accounting policy.

     Please be advised that we have included our final, executed legal opinion as Exhibit 5.1 to the Registration Statement.

     We trust that the foregoing is responsive to your comments in your letter of comments dated November 10, 2005. If you have any questions, please call me at (714) 641-3450 or my associate John T. Bradley, Esq. at (714) 662-4659.

                                             Sincerely yours,

                                             RUTAN & TUCKER, LLP

                                             /s/ John T. Bradley for

                                             Larry A. Cerutti

LAC:jtb
cc:  Brigitte Lippmann, Esq. (w/encl.)
     Neil M. Koehler (w/encl.)
     Ryan W. Turner (w/encl.)
     William G. Langley (w/encl.)